Exhibit 99.1

Lentuo International Responds to the GeoInvesting Report and Unusual Market Activity

BEIJING, May 29, 2014 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or “the Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today responded to the allegations raised in a report issued by GeoInvesting (the “Report”) on May 28, 2014. The Company firmly believes that the Report contains numerous misstatements and misleading speculations.

The Report falsely stated that: (i) Lentuo Electromechanical (“LE”), a PRC entity controlled by the Company’s chairman Hetong Guo (“Mr. Guo”), incurred RMB250 million in debt with two trust funds; (ii) Mr. Guo’s shareholding in the Company and the revenue of the Company were pledged as collateral to secure the debt; and (iii) the Company failed to include LE’s RMB250 million debt in the Company’s consolidated financial statements for the year ended December 31, 2013.

All of these statements are false and potentially misleading. As the Company’s annual report clearly disclosed, while LE is controlled by Mr. Guo, LE is not part of the Company. Any loan incurred by LE that does not impose any obligations or liabilities on the Company or its assets is not required to be disclosed. Mr. Guo has confirmed that LE incurred one loan with one trust fund in the amount of RMB150 million in January 2014, and this loan does not impose any obligations or liabilities on the Company and its assets. Neither Mr. Guo’s equity interest in the Company nor the revenue of the Company is pledged as collateral to secure this loan. Based on the above, the Company is not required to disclose this loan or include it in the consolidated financial statements for the year ended December 31, 2013. The Company believes that it has made full and accurate disclosure in its annual report on Form 20-F for the fiscal year ended December 31, 2013 in accordance with the rules and regulations under the U.S. securities law.

The Company also announced that in view of the recent unusual market activity in the Company’s American depositary shares (“ADSs”), the New York Stock Exchange (“NYSE”) has contacted the Company in accordance with the NYSE’s usual practice. The Company confirmed to the NYSE that it is not aware of any material corporate developments beyond its most recently issued news releases and annual report that could account for the recent unusual trading activity in its ADSs.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shop and one car leasing company.

Website: http://lentuo.investorroom.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo
CFO
Lentuo International Inc.
Telephone +86 139 1029 1120

Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell
Telephone +86 10 5900 1548 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com